[Letterhead of Sybase, Inc.]
September 28, 2007
Via EDGAR
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc. Definitive 14A Filed April 30, 2007 File No. 001-16493
Dear Mr. Slivka:
Per our telephone conversation today, we are requesting an extension through November 21, 2007 for our response to the comments set forth in your letter of September 26, 2007 to Sybase’s Chairman of the Board, John Chen.
Sincerely,
/s/ Dan Cohen
Dan Cohen
Corporate Counsel